**Primary Business Name: ONECHRONOS**  **BD Number: 286322**

**BD - AMENDMENT**

**11/26/2025**

### BD - DIRECT OWNERS/EXECUTIVE OFFICERS

| Are there any indirect owners of the *applicant* required to be reported on Schedule B? |
|---|
| ○ Yes ◉ No |

| Ownership Codes: | NA - less than 5% | B - 10% but less than 25% | D - 50% but less than 75% |
|---|---|---|---|
| | A - 5% but less than 10% | C - 25% but less than 50% | E - 75% or more |

| Full Legal Name | DE/FE/I | Title or Status | Date Acquired | Own. Code | Control Person | PR | CRD #(or S.S.No., IRS Tax #, Emp. ID) |
|---|---|---|---|---|---|---|---|
| DAN, BERNARD WILLIAM | I | CEO | 12/2016 | NA | Y | N | 2421761 |
| JOHNSON, STEPHEN DAVID | I | VICE PRESIDENT | 07/2025 | NA | Y | N | 6766611 |
| LITTLEPAGE, KELLY C | I | VICE PRESIDENT | 07/2025 | NA | Y | N | 5557711 |
| OCX GROUP INC | DE | SOLE MEMBER | 12/2016 | E | Y | N | 47-4149392 |
| RIP, OLGA | I | FINOP, PRINCIPAL FINANCIAL OFFICER, PRINCIPAL OPERATIONS OFFICER | 01/2025 | NA | N | N | 5440553 |
| SCHRETZMAN, ADITI CHAWLA | I | CHIEF LEGAL OFFICER AND CHIEF COMPLIANCE OFFICER | 07/2025 | NA | Y | N | 5162824 |
| SUTH, RICHARD JR | I | VICE PRESIDENT | 07/2025 | NA | N | N | 2164733 |